UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2021

Commission File Number: 001-39734

Oriental Culture Holding LTD.

No. 2, Youzishan Road, Dongba Street,
Gaochun District,Nanjing City
Jiangsu Province 210000
People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On January 28, 2021, Nanjing Rongke Business Consulting Service Co., Ltd., a wholly owned subsidiary of Oriental Culture Holding LTD (the “Company“), entered into an Amended and Restated Equity Pledge Agreement, an Amended and Restated Equity Option Agreement, and an Amended and Restated Voting Rights Proxy and Financial Supporting Agreement (“Amended and Restated VIE Agreements“) with Jiangsu Yanggu Culture Development Ltd. (“Jiangsu Yanggu“) and all shareholders of Jiangsu Yanggu in order to amend and restate the Equity Pledge Agreement, Equity Option Agreement, and Voting Rights Proxy and Financial Supporting Agreement originally entered by the parties in May, 2019 (“Original VIE Agreements“). The Amended and Restated VIE Agreements were made principally to reflect a change of the share ownership of Jiangsu Yanggu as a result of the transfer by Mr. Weipeng Liang of his 10% equity interest in Jiangsu Yanggu to Ms. Yuanyuan Xiao on January 28, 2021. Except for the change of the share ownership of Jiangsu Yanggu due to such equity transfer, there are no other changes to the terms of the Original VIE Agreements.

The description of the Amended and Restated VIE Agreements contained in this Report on Form 6-K does not purport to be complete and is qualified in its entirety by reference to the full text of the forms of the Amended and Restated Equity Pledge Agreement, Amended and Restated Equity Option Agreement, and Amended and Restated Voting Rights Proxy and Financial Supporting Agreement, each of which is filed herewith as Exhibits 10.1, 10.2 and 10.3, respectively, and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Oriental Culture Holding LTD

Date: February 1, 2021	By:	/s/ Yi Shao
	Name:	Yi Shao
	Title:	Chief Executive Officer

Exhibit Index

Exhibit Number	Description
10.1	Form of Amended and Restated Equity Pledge Agreement
10.2	Form of Amended and Restated Equity Option Agreement
10.3	Form of Amended and Restated Voting Rights Proxy and Financial Supporting Agreement

3